Ascendis Pharma A/S R&D Update September 30, 2016 Exhibit 99.1

Cautionary Note On Forward-Looking Statements: This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis is a trademark that we use in this presentation. Any other trademarks appearing in this presentation are the property of their respective holders. These presentation materials include presentations from Drs. Barbara Lippe, Dolores Shoback and Cathleen Raggio, who are experts in the fields in which they are presenting.  They are providing background information about certain diseases, but their views do not necessarily represent those of the Company.

Vision 20/20 Jan Mikkelsen, President & CEO

Today’s Agenda 8:30-8:45 a.m.Vision 20/20 & TransCon Technology (Jan Mikkelsen) 8:45-9:00 a.m.Pediatric Growth Hormone Deficiency (Barbara Lippe, M.D.) 9:00-9:20 a.m. TransCon Growth Hormone Program (Jonathan Leff, M.D.) 9:20-9:40 a.m. Q&A 9:40-9:45 a.m. TransCon Treprostinil (Kennett Sprogøe, Ph.D.) 9:45-10:00 a.m. Hypoparathyroidism (Dolores Shoback, M.D.) 10:00-10:20 a.m.TransCon PTH Program (David B. Karpf, M.D.) 10:20-10:35 a.m. Achondroplasia (Cathleen Raggio, M.D.) 10:35-10:55 a.m.TransCon CNP Program (Jonathan Leff, M.D.) 10.55-11:25 a.m. Q&A 11:25-11:30 a.m. Closing Remarks

Vision 20/20: Building a Leading Rare Disease Company Create best-in-class rare disease products addressing unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept Improve efficacy, safety and/or convenience Expected higher development success rate compared to traditional drug development Endocrinology rare disease franchise Advance the company’s pipeline of three rare disease endocrinology product candidates Obtain regulatory approval for and launch at least two products with $1+ billion market potential between 2020 and 2024 Next rare disease therapeutic area Identify at least three high value product opportunities in a second therapeutic area Initiate clinical development of the first product opportunity by 2020 Build an integrated commercial business focused on the U.S. market based on internally developed best-in-class rare disease products

# TransCon Technology


Parent Drug
Inactive Prodrug
Parent Drug
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- Predictable release of unmodified parent drugs
  - Parent drugs can be proteins, peptides or small molecules
  - TransCon carrier enables both systemic and localized drug exposure
- Maintains same mode-of-action of parent drug molecule
- Release of parent drug supporting up to half-yearly administration
- TransCon products eligible for new composition of matter IP claims

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TransCon Linker Self-cleaving linkers that autohydrolyze at a predictable rate Linker release only dependent on pH and temperature (in vitro / in vivo correlation) Linkers are stable under storage conditions (low pH and temperature or lyophilized) Sustained release of drug initiated upon injection TransCon linker is eliminated with the carrier No adverse effects in repeat dose toxicology studies Trigger group Temporary linkage Permanent linkage Carrier Parent drug

Patent Filing Strategy Protection of TransCon Technology Layered Protection of Product Concepts Broad patent portfolio covering reversible linkers, carriers and processes in major markets Linker claims directed at both chemical and functional aspects Linker families cover most drug classes and help to establish strongest position to protect pipeline and value Multiple patent concepts protect each product opportunity Example of TransCon Growth Hormone covered by 12 different patent families including: Composition of matter, product concept, dosing regimen, device, linker and branched carrier conjugates Patent protection expected until 2036

Multi-level Patent Portfolio Protection 69 Issued Patents > 200 Patent Applications Pending Product Concepts TransCon Linkers Dose Regimen Process Composition of Matter Device TransCon Carriers

Ascendis’ Approach to Product Innovation 1 Totals from FDA and EMA Orphan List, public & proprietary databases, advisors and conferences Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline 4,758 Orphan Drug Designations 544 Endocrine/Metabolic1

Expertise in endocrinology (clinical, regulatory, medical affairs) Concentrated prescriber audience Small, focused sales force Patient-centric support system Reimbursement and payor knowledge Distribution networks TransCon CNP TransCon Growth Hormone Expected Synergies of Therapeutic Focus TransCon PTH

# Building a Leading Company in Rare Diseases

## Internal Rare Disease Endocrinology Pipeline

| Product Candidate | Primary Indication | Development Stage | Potential WW Market[1] | WW Commercial Rights |
|---|---|---|---|---|
| TransCon Growth Hormone | Growth hormone deficiency | Phase 3 | > $3 billion | ascendis pharma |
| TransCon PTH | Hypoparathyroidism | Pre-IND | > $2 billion[2] | ascendis pharma |
| TransCon CNP | Achondroplasia | Pre-IND | > $1 billion | ascendis pharma |

## Current/Potential Strategic Collaborations

| | | | | |
|---|---|---|---|---|
| TransCon Ranibizumab | Ophthalmology | Not disclosed | > $7 billion | Genentech |
| TransCon Peptides | Diabetes | Not disclosed | > $1 billion | SANOFI |
| TransCon Treprostinil | PAH | Phase 1 | > $1 billion | Partnering Opportunity |

Endocrinology | Ophthalmology | CV

[1] Based on market data and company estimates

[2] Based on treatment of ~25% of the U.S. patient population of ~77,000 patients.

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Today’s Agenda 8:30-8:45 a.m.Vision 20/20 & TransCon Technology (Jan Mikkelsen) 8:45-9:00 a.m.Pediatric Growth Hormone Deficiency (Barbara Lippe, M.D.) 9:00-9:20 a.m. TransCon Growth Hormone Program (Jonathan Leff, M.D.) 9:20-9:40 a.m. Q&A 9:40-9:45 a.m. TransCon Treprostinil (Kennett Sprogøe, Ph.D.) 9:45-10:00 a.m. Hypoparathyroidism (Dolores Shoback, M.D.) 10:00-10:20 a.m.TransCon PTH Program (David B. Karpf, M.D.) 10:20-10:35 a.m. Achondroplasia (Cathleen Raggio, M.D.) 10:35-10:55 a.m.TransCon CNP Program (Jonathan Leff, M.D.) 10.55-11:25 a.m. Q&A 11:25-11:30 a.m. Closing Remarks

Recombinant Human Growth Hormone Life cycle progress toward the future Barbara Lippe, MD Professor Emerita of Pediatrics David Geffen School of Medicine at UCLA

What is GH deficiency and why do we treat it? ...7 years later following treatment Tom Thumb 16 Months

Absence of any pituitary GH secretion from infancy results in a normally proportioned “little person” ~ 70% of his/her expected adult height ~ 1/4000 children are born with or acquire GH deficiency Continuous treatment from early childhood can restore height to near or at genetic potential and correct metabolic abnormalities Delayed/late therapy jeopardizes attaining full height potential Ultimate outcome depends on adherence, persistence, and responsiveness Background on GHD

Adapted from: Roelfsema V, et al. J Am Soc Nephrol. 2001. IGF-1: insulin-like growth factor-1 SRIF: somatostatin, GHRH; growth hormone-releasing hormone Where does GH come from? How does it work?

Most common cause is “idiopathic” = we’re idiots because it’s really pathologic Absence of a gene or genes in the pathway to GH synthesis or secretion Combination of congenital malformations of the brain Pituitary tumor (i.e. craniopharyngioma) Radiation to the head as therapy for other conditions Head trauma Infections Other rare causes What causes failure to secrete enough GH?

# Milestones in GH treatment

**1947**

- UCSF scientists isolate GH from pituitary
- Injections in dwarf children were "successful"
- Some physicians provided pituitary extracted GH

**1963 - 1985**

- GH extraction centralized at the NHPP; sent to hundreds of US endocrinologists
- ~ 7,700 children were treated

**Spring 1985**

- Creutzfeldt-Jakob Disease diagnosed in 3 of ~ 7,700 GH treated patients, years after GH therapy
- Extracted GH no longer manufactured

**Summer 1985**

- Genentech's "Protropin", recombinant methionyl growth hormone was under FDA review

**1985**

- FDA approves Protropin with IM injections, 3x/week

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Key Milestones Milestones in GH treatment (cont’d) 1985 -1998 Progression to SC administration Efficacy with daily dosing Multiple companies enter market Improved body comp in GH deficient adults Liquid formulations, small needles and devices New indications for pediatric and adult patients (e.g., Turner, short stature, Noonan, HIV body comp) First LA GH - Nutropin Depot Difficult to reconstitute, single use vials, large 21G needles Frequency of administration not ideal (bimonthly/monthly) Efficacy not as good as daily (~ 7.8 cm/year) Withdrawn in 2004 Shift in payer and formulary control Gradual closure of registries More physicians in private practice Families are more “on their own” Outcomes still not maximized and expectations often not met Adherence a major barrier partly due to frequency of injections Spring 1999 2000 - present

Why do we still need innovation? To optimize adherence and compliance so that maximum growth can be achieved with the least amount of “mental” stress and “physical inconvenience”

# What are causes of patient non-adherence?

**Compliance means conforming**

**Compliance Survey for GH**

How often…. ?

1. Forgot to take it
2. Forgot to renew prescription
3. Forgot to order the next refill
4. Experience side effects
5. Not able to pay for it
6. Away from home or traveling
7. Illness or not feeling well enough
8. Special event
9. Needed a “vacation” or break from taking medication

*Noncompliance* = ***answer “never” to ≤ 7 questions***

**Adherence is “steady devotion”**

- **64% of parents, 77% of teens, and 65% of adults with GHD are *nonadherent* with treatment**
- **If switching from daily to weekly can motivate patients and families to be involved in what is a “less arduous” treatment they may become more compliant and turn into adherent patients/families who are more motivated and involved with treatment and more comfortable with injections.**

Rosenfeld and Bakker. Endocr Pract. 2008; 14, 143-154

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“Drugs don’t work in patients who don’t take them” C. Everett Koop, MD Former Surgeon General

# Previous and current approaches to long-acting GH formulation

- Depot formulations (e.g., Nutropin Depot, LB03002)
- Covalent pegylation (e.g., Pfizer, Ambrx, Novo, GenSci's "Jintrolong")
- Hybrid molecules/fusion proteins (e.g., TEVA TV-1106, Versartis VRS-317, Novo somapacitan, LAPSrhGH/HM10560A [Hamni Pharma], GX-H9 [Handok, Genexine, Inc.)
- Prodrug/sustained release (Ascendis TransCon Growth Hormone)

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Provides all the benefits of naturally secreted hGH Free GH molecule reaches all the target tissues Small volume administered with a very small needle Easy to administer with a user friendly device Room temperature stability Pain “free” (comparable safety/tolerability to daily GH) Lack of immunogenicity (comparable to daily GH) What are the characteristics of an effective long-acting GH?

Frequency Pros Cons Twice Monthly Fewer injections Confusing week on/off schedule Larger injection volumes, which may result in 2 shots/dose Less clinical experience Weekly Easy regimen to schedule Less frequent injections Less clinical experience than daily Daily Long track record of safety/efficacy Patients don’t like daily shots What is the preferred dosing regimen? Earlier treatment ensures better treatment outcomes

And this is how the child measures it The goal Everyone should be able to reach the bar

TransCon Growth Hormone: Once-Weekly Replacement Therapy Jonathan Leff, M.D. Chief Medical Officer

Higher compliance Improved growth response Doses missed per week ≥3 2 p< 0.001 p< 0.01 4 3 2 1 0 ≤1 Height Velocity SDS Poor compliance with daily growth hormone therapy is associated with reduced height velocity and impaired quality of life1 Poor Compliance Reduces Treatment Outcomes 1 PLoS ONE 2011, 6(1): e16223 2 Clinical Therapeutics 2008, 30(2): 307-316 Reduced frequency of administration is associated with better compliance2 In the first year, two of three patients miss >1 injection on average per week1

Desired Target Product Profile Efficacy Safety (including immunogenicity) Tolerability Comparable to Daily Growth Hormone = Weekly subcutaneous administration Single injection/dose Convenience 31G needle Room temperature storage Device Easy to use Empty-all design (controlled substance)

Mode of Action of TransCon Growth Hormone Predictable release of parent drug in the body hGH hGH TransCon carrier TransCon linker Inactive Prodrug Creation of TransCon Prodrug Designed as a sustained-release prodrug that releases native human growth hormone with once-weekly administration Releases native growth hormone with same hGH maximum blood concentration (Cmax) and overall exposure (AUC) as daily hGH

Optimal Therapeutic Range Acromegaly Growth Hormone Deficiency Short stature Metabolic abnormalities Cardiovascular abnormalities Cognitive deficiencies Poor quality of life High Low THERAPEUTIC RANGE DAILY hGH PHYSIOLOGICAL RANGE Tissue overgrowth Diabetes Heart disease, stroke Risk of colon cancer Poor quality of life GROWTH HORMONE LEVELS

ADIPOSE TISSUE hGH directly stimulates the breakdown of fat counteracting the adipogenic effect of IGF-1 MUSCLE hGH stimulates muscle growth via direct stimulation of GH receptors in muscle and through IGF-1 Distribution and Effects of hGH and IGF-1 TransCon Growth Hormone therapy designed to achieve the same distribution in the body and effects as daily growth hormone BONE Optimal growth achieved via direct stimulation of GH receptors in bone and through IGF-1

Growth Hormone: Penetration of Growth Plate Associated with Optimal Growth1-4 1 J Clin Endocrinol Metab 2007,12: 4529-4535 2 J Clin Endocrinol Metab1997, 82(2): 629-633 3 Endocr Rev 1989, 10 (1): 68-91 4 Dev Biol 2001, 229: 141-162

# Phase 2 Pediatric Study Design: TransCon GH in Treatment-Naïve Pre-Pubertal Growth Hormone Deficiency

## Key Inclusion Criteria

- Age 3-11 years (girls) or 3-12 years (boys)
- hGH treatment naïve
- Height (HT) SDS ≤ -2.0
- Height Velocity (HV) SDS ≤ -1.0
- IGF-1 SDS ≤ -1.0
- Two GH stimulation tests; peaks ≤ 10 ng/mL
- Bone age below chronological age

## Key Exclusion Criteria

- Prior exposure to hGH or IGF-1 therapy
- Chromosomal abnormalities and genetic disorder (e.g. SHOX, Turner)
- Small for gestational age

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ascendis pharma

Phase 2 Pediatric Study Design: TransCon GH in Treatment-Naïve Pre-Pubertal Growth Hormone Deficiency Randomized Treatment Groups (n=53) TransCon Growth Hormone Cohort 1 0.14 mg hGH/kg/week Cohort 2 0.21 mg hGH/kg/week Cohort 3 0.30 mg hGH/kg/week Genotropin® Cohort 4 0.21 mg hGH/kg/week (0.03 mg/kg/day) 26-week treatment period Two thorough PK/PD assessments at Week 1 and Week 13

Growth Comparable to Daily hGH in Phase 2 Study1 Same weekly dose 11.5 14.5 0.14 mg 0.21 mg 0.30 mg 0.21 mg TransCon Growth Hormone2 Genotropin® Dose hGH/kg/week: 1 Intergroup differences not statistically significant. 2 Conducted with a previous lower strength version of TransCon Growth Hormone.

Dose Proportional IGF-1 Elevation Observed into the Normal Range in Phase 2 Study Days (Week 13) IGF-1 SDS (+ SEM) 0 1 2 3 4 5 6 7 Transient point values of IGF-1 SDS > +2.0 have been observed in a small number of patients primarily at the highest dose level

Comparable hGH Levels for TransCon Growth Hormone and Daily hGH in Phase 2 Study Maximum hGH blood concentration comparable between equivalent weekly doses of TransCon Growth Hormone and daily hGH Days (Week 13) hGH Serum Concentration (+SEM, ng/ml)

Comparable Safety to Daily hGH in Phase 2 >1100 TransCon Growth Hormone injections administered in the Phase 2 pediatric study No reports of lipoatrophy or nodule formation No Serious Adverse Events (SAEs) related to study drug Immunogenic profile comparable to daily hGH Injection site tolerability comparable to daily hGH Adverse events consistent with hGH therapy observed and not different between cohorts Favorable immunogenic profile comparable to daily hGH No occurrence of neutralizing antibodies

The heiGHt Trial www.heighttrial.com

Key Learnings from Phase 2 Informed Phase 3 Targeting ~100 sites in multiple countries (US, CAN, EU, EE, Australia/NZ, North Africa) Simplified inclusion criteria to facilitate enrollment Selected 0.24 mg/kg/week dose within range acceptable worldwide Established engaged network of European investigators Gained operational insights into trial execution Measures to ease recruitment Phase 3 Phase 2

Phase 3 Study - heiGHt Trial TransCon Growth Hormone (0.24 mg/kg/week) Genotropin® (34µg/kg/d = 0.24 mg/kg/week) Screening ≤ 6 weeks Long-Term Extension Study Week 1 Week 5 Week 13 Week 52 Week 26 Week 39 VISIT SCHEDULE Prepubertal children with GHD Height SDS ≤ -2.0 IGF-1 SDS ≤ -1.0 GHD with 2 GH stim. tests (GH ≤10 ng/mL) Bone age ≥ 6 months behind chronological ~ 150 treatment-naïve children with GHD (2:1 randomization) Key Inclusion Criteria

Phase 3 Study - heiGHt Trial Annualized height velocity (HV) at 52 weeks (cm/year) Non-inferiority design Primary Efficacy Endpoint Annualized HV over 52 weeks Change in height standard deviation score (SDS) over 52 weeks Change in serum IGF-1 and IGFBP-3 levels Change in IGF-1 SDS and IGFBP‑3 SDS Normalization of IGF-1 SDS Secondary Endpoints

heiGHt Trial - Recent Achievements & Future Plans No AEs observed in toxicology studies FDA End-of-Phase 2 meeting conducted EMA Scientific Advice completed CRO selected and kick-off meeting conducted Site selection underway US IND update submitted Site submissions ongoing Update to be provided on recruitment in 1H 2017 First patient expected in 4Q 2016

Easy to Use Device with Optimal Product Features Auto-injector for commercialization to be used in extension study Simple operation with few user steps A single low-volume injection for all patients (<0.6 mL) Small needle comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Enabled for Bluetooth® connectivity to IT health care solutions Device lifetime at least 4 years Key Device Features

Efficacy Safety (including immunogenicity) Tolerability TransCon Growth Hormone Target Product Profile Comparable to Daily Growth Hormone = Weekly subcutaneous administration Single injection/dose Convenience 31G needle Room temperature storage Device Easy to use Empty-all design (controlled substance)

Highlights: TransCon Growth Hormone First of our platform programs that leverages clinically-validated parent drugs with our TransCon platform to develop a best-in-class growth hormone product Supply chain established, commercial scale manufacturing ongoing Phase 3 heiGHt Trial initiated and gaining momentum Auto-injector developed and on-track for commercial launch Strong IP position with patent life expected until 2036

Q&A

TransCon Treprostinil: Opportunities for Pulmonary Arterial Hypertension Kennett Sprogøe, PhD Senior Vice President, Product Innovation

TransCon Treprostinil Program Status Pulmonary arterial hypertension (PAH) is a rare, progressive and often fatal lung disorder characterized by increased pressure in the pulmonary artery Prostacyclin administered as continuous infusion, or multiple daily oral or inhaled administrations, dependent on disease severity Adverse events are frequent and improved therapies with better tolerated profiles are needed TransCon Treprostinil demonstrated for the first time steady treprostinil concentrations in humans following daily injection Based on encouraging PK data observed in Phase 1: Local treprostinil drug injection site reactions observed Developed two new product opportunities, subcutaneous and inhaled

TransCon Treprostinil: Phase 1 in Healthy Volunteers Flat infusion-like profile with low intra-patient variability; PK profile supports daily SC injections Injection site reactions (including redness and pain) were consistent with exposure to free treprostinil PK of free treprostinil after a single SC injection of 7.5 µg/kg TransCon Treprostinil in healthy volunteers (n=5) Free Treprostinil [pg/mL] Time (h) 0 6 12 18 24 0 10 20 30 40 50 60 70

TransCon Treprostinil SC: Proof-of-Concept A double prodrug (phosphorylated treprostinil) designed to reduce exposure to free treprostinil at the injection site and to de-phosphorylate in the blood compartment Phosphorylated treprostinil liberated at the injection site is not active No local tolerability issues observed in preclinical model Free treprostinil with infusion-like kinetics demonstrated in rats, supporting the potential to replace continuous infusion of Remodulin® Free Treprostinil [pg/mL] 110µg/rat, n=3

# TransCon Treprostinil *Inhale*: Proof-of-Concept



Treprostinil inhalation Rat Study
Free Treprostinil [pg/mL]
LLOQ 45 pg/ml
1000
100
10
1
0
4
8
12
16
20
24
Time [h]
TransCon Treprostinil Inhale
Treprostinil (Tyvaso)
TransCon Treprostinil inhale 60µg/kg
Treprostinil (Tyvaso) 6µg/kg

- TransCon Treprostinil can be inhaled, providing local sustained release of treprostinil and low systemic exposure
  - Leading product Tyvaso® (inhaled treprostinil) has short therapeutic coverage and requires up to 9 inhalations 4 x daily[1]

**TransCon Treprostinil *Inhale* designed to provide sustained release of treprostinil for 24 hours supporting once-daily administration**

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[1] Tyvaso® Prescribing Information

ascendis pharma

Treprostinil Programs Opportunity TransCon Treprostinil demonstrated for the first time steady treprostinil concentrations in humans with daily injections Two new formulations demonstrate in preclinical models the potential to improve standard of care: TransCon Treprostinil SC demonstrated infusion-like profile with daily SC injection TransCon Treprostinil Inhale demonstrated sustained release profile following pulmonary delivery Unmet medical need in PAH remains high providing strong rationale for further development of the SC and Inhale formulations Both candidates represent partnering opportunities

Hypoparathyroidism: Clinical Impact of the Disorder and Its Treatment on Patients’ Lives Dolores Shoback, MD Professor of Medicine University of California, San Francisco

Parathyroid Glands PTH 1,25(OH)2 vitamin D ↑ Bone turnover ↑ Renal Ca2+ reabsorption Renal phosphate clearance Kidney and Bone Serum Calcium é Serum Phosphate ê Key Actions of Parathyroid Hormone (PTH) Parathyroid Glands Hypoparathyroidism PTH ê Serum Calcium ê Serum Phosphate é Serum Magnesium ê Urine Calcium é

Many blood (and urine) tests affected – calcium, phosphate, magnesium How are you doing, feeling, functioning, thinking, and coping when there are fundamental biochemical disturbances in your body Immediate Impact of Low PTH . . . Since PTH regulates serum calcium on a second-by-second time scale

Nerve and muscle functions Tetany (repetitive unprovoked/unwanted muscle contractions), cramps, spasms, numbness, tingling, weakness Heart Heart failure, shortness of breath, palpitations, rapid heart beat Intestine Cramps Lungs, larynx Wheezing, throat constriction, shortness of breath Brain – every neuron and action potential depend on calcium Poor memory, concentration, intellectual function; seizures, coma; Parkinson’s-like features (calcifications in brain) Calcium and phosphate deposits Blood vessels, heart, lens of the eyes, kidney, brain Kidney Stones, calcifications, compromised function Chronic Impact . . . Calcium and Phosphate are central to the functioning of every cell in your body

Post-surgical (thyroid – cancer, goiter, hyperthyroidism; parathyroid surgery; head and neck cancers/surgery – larynx, head and neck) Magnesium depletion (gastrointestinal or kidney losses) or excess – usually transient and correctable Tissue destruction: heavy metals (iron and copper overload), rarely invasion by tumors, radiation Autoimmune destruction of the parathyroid glands (autoimmune polyendocrine syndrome type 1) Schafer and Shoback, Primer of Metabolic Bone Diseases, 2013; Shoback, NEJM, 2008 75% Causes of Hypoparathyroidism

Many genetic causes – GCM2, PTH, Ca receptor, GNA11 mutations; syndromes - DiGeorge, GATA3 mutations, Kenny-Caffey, Sanjad-Sakati, Kearns-Sayre; mitochondrial DNA mutations Pediatric endocrinologists usually diagnose – but may see for the first time in adulthood Diagnosed 38 year old businessman – William His mother has hypoparathyroidism Presented to medical care in “her 30’s” He presented ~ age 35 years (3 hospitalizations, several ER visits to get on a treatment plan) 2 of his 3 daughters (age 6 and 9) also affected Calcium-sensing receptor mutation – diagnosed by genetic testing in his mother He struggles with the treatment (and monitoring) which have taken over his life! Genetic Causes – Hypoparathyroidism and an Example

Insurance claims database (77 million patients, 75 US health plans) Projected to US population - # neck surgeries and % à hypoparathyroidism1 Denmark: estimated prevalence à 22/100,000 cases of post-surgical hypopara (~1568 cases)2 Hungary: ~1,000 patients3 1Powers J et al. JBMR 2013; 2 Underbjerg et al, JBMR 2013 & 2014; 3 Clarke et al, JCEM, 2016 75% postsurgical 75% female 75% 45 years or older ~77,000 patients in the US How Common is Hypoparathyroidism? Rare Disease

55 year old woman followed for hypoparathyroidism Surgery for progressively enlarging nodular goiter in 2004 (age 43) She woke up in Recovery Room à “Feeling awful – like I had been run-over by a truck” Her surgeon could not understand it à surgery was a success! Peri-oral numbness/tingling, cramping in her hands, toes and legs; blood calcium levels were very low She stayed in the hospital 6 days to regulate her blood calcium and control her symptoms Her PTH level was less than 3 pg/ml (normal 10-65) and parathyroid function never recovered My Surgery was a Success – Dawn

Treatment and daily symptom management were challenging She could not keep up with her busy law practice Opted to work part-time and from home Daytime functioning was unpredictable Sleep was routinely interrupted by cramps, palpitations, and “a feeling of doom” After those nights, her mind was not clear enough to function the next day Other medical issues: hypertension, chest pain, hypertrophy of heart muscle on EKG, migraine headaches (persisted), new inflammatory arthritis (RA) diagnosed, developed depression – complicated her management Going Forward

Baclofen 10 mg 3 times a day Cymbalta 20 mg twice a day Thyroxine 0.125 mg Metoprolol 50 mg twice a day Mg oxide 400 mg twice a day Potassium chloride 20 mEq 1000-2000 mg Ca per day (small dose at bedtime) – 5 daily doses! Vitamin D3 1250 IU Calcitriol 0.25 mcg bid (extra before exercise) Hydrochlorthiazide 50 mg twice a day 21 tablets – spread out over ~18 hours each day, gets up at 5 a.m. to take thyroxine Her Regimen

Serum calcium – acceptable (symptoms usually controlled except in her hands) Serum magnesium – often low, due to diuretics Serum phosphate – high normal, watch phosp in diet Elevated urinary calcium – up to 500 mg/24 hours eGFR ranges from 50-60 ml/min (normal >90) Renal ultrasound: small non-obstructing left renal stones without nephrocalcinosis; no passed stones Serum potassium – often low due to diuretics (potassium-sparing diuretic added to regimen) Early cataracts (not needing intervention) – annual eye exam Her Monitoring

Chart review of 120 pts with chronic hypopara of diverse etiologies – kidney, brain 31% of patients had kidney calcifications 52% of patients with brain imaging had brain calcifications (basal ganglia – movement disorders can result Mitchell DM et al. JCEM 2012;97:4507 Complications – Chronic Therapy

120 patients 38% of patients had at least one urine calcium determination over 300 mg/24 hours Thiazide diuretics - ~50% of the time did not control urine calcium 0 100 200 300 400 500 600 24-hr urine Ca (mg) Mitchell DM et al. JCEM 2012;97:4507 On thiazide Kidney Complications

2/120 patients required renal transplantation Rates of CKD stage 3* or higher are 2-17 fold higher than age-appropriate norms (*eGFR 30-59) – regardless of age Mitchell DM et al. JCEM 2012;97:450 normal hypopara Kidney Function Stage 3 Chronic Kidney Disease or Worse

Mitchell et al, JCEM, 2012 Assessed control of serum Ca (7 years) by plotting % of time each patient was in target range (Ca 7.5-9.5 mg/dl) – GREEN (yellow – low Ca, orange – high Ca) Erratic control – not uncommon à depended on etiology of HP: postsurg (84%), autoimmune (65%), constitutive Casr mutants (55%) How Well Does Current Therapy Maintain Calcium Homeostasis?

HR 1 2 3 4 5 3.67 (CI: 2.41-5.59) 4.82 (CI: 2-11.6) 4.95 (CI: 2.88-8.5) 3.82 (CI: 2.15-6.79) No increased risk for arrhythmia, CVD, death Unterbjerg et al, JBMR, 2013 Renal complications Renal stones Renal insufficiency Hospitalization - seizures 688 Danish Patients (vs. Controls)

Fractures, spinal stenosisNO increase CancerNO increase Neuropsychiatric disease – bipolar affective disorder, depression2.0 fold (CI1.14-3.46) Infections1.4 fold (CI:1.2-1.67) Unterbjerg et al, JBMR, 2014 * Other Complications – Danish Cohort

Fall short of achieving adequate day to day control of serum calcium Fail to control the hypercalciuria and resulting renal complications of the disease and/or may contribute to them Impose an unwelcome “pill burden” Current “Standard of Care” Therapies

His Glu Ser Gly 1 10 20 30 Ser Val Ile Gln Leu Met Asn Leu Lys His Leu Asn Ser Met Glu Arg Val Glu Trp Leu Arg Lys Lys Leu Gln Asp Val His Asn Phe - COOH H2N Gly Teriparatide (the active portion of the 84 a.a. molecule Intact PTH (1-84) Human Parathyroid Hormone – Approved 1/2015

Placebo injections – A PTH(1-84) injections – B Open symbols - serum Closed symbols - urine Shaded: optimal ranges Biochemical Outcomes Patients treated with rhPTH(1-84) had stable serum Ca, but urinary Ca excretion was not improved

Hypoparathyroidism – substantial impact on quality of life, huge toll on patient and family to manage the disease End-organ complications Cataracts, kidney stones, renal and brain calcifications, chronic kidney disease (can progress to dialysis) Behavioral and psychiatric Conventional therapy – regimens are complex Often don’t produce stable biochemical endpoints, enhance quality of life, or interrupt the progression of renal complications Natpara – improves serum calcium and reduces “pill burden”, but does not improve hypercalciuria Significant unmet medical need Conclusions

TransCon PTH: Once-daily for Hypoparathyroidism David B. Karpf, M.D. VP, Clinical Development

# Hypoparathyroidism – Not Only About Serum Calcium

- Hypoparathyroidism affects 77,000 patients in the U.S.[1]
- Patients suffer numerous comorbidities:
  - Hypocalcemia and hypercalcemia
  - Hypercalciuria (stones, nephrocalcinosis)
  - Psychiatric disorders, depression
  - Reduced QOL
  - Basal ganglia/CNS
  - Lenticular calcifications/cataracts
  - Arterial calcifications/atherosclerosis
- Until recently, hypoparathyroidism remained among the few hormonal insufficiency states not treated by the replacement of its missing hormone
- Natpara® [PTH(1-84)] launched in 2015 is important advance but incompletely addresses all aspects of the disease

**TransCon PTH designed to address limitations of current therapies normalizing blood/urinary calcium levels, serum phosphate and bone turnover**

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[1] J Clin Endocrinol Metab 2016, 101(6): 2284-2299

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Physiology of PTH Adapted from Shoback NEJM 2008, 359: 391-403 PTH text box for doses copy goes here Decreased calcium reabsorpion increased PO43- reabsorption No increased calcium reabsorption, Mildly decreased PO43- reabsorption

ULN for U. Ca Natpara Does Not Control Urinary Calcium1 1 FDA presentation Natpara Advisory Committee September 12, 2014

Sustained Release of PTH is More Physiological1 1 FDA presentation Natpara Advisory Committee September 12, 2014

# Intermittent PTH Caused Decrease in Cortical BMD

- Six years of therapy with Natpara was associated with a progressive decrease in cortical BMD[1]
- Continuous exposure to PTH(1-34) restores bone turnover to normal levels while avoiding the overstimulation of daily or twice daily injections[2]
- TransCon PTH is expected to normalize bone turnover and BMD, due to continuous PTH exposure

**6 years of Natpara therapy decreases cortical bone BMD**



% Change from Baseline
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
0
1
2
3
4
5
6
Years of rhPTH(1-84) Treatment
Lumbar Spine
Femoral Neck
Total Hip
1/3 Radius

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[1] J Clin Endocrinol Metab 2016 doi: 10.1210/jc. 2015-4135
[2] J Clin Endocrinol Metab 2012, 97(2): 391-399

# Designed Specifically for Hypoparathyroidism


PTH(1-34)
Inactive Prodrug
PTH(1-34)
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- ✓ Designed TransCon PTH as a sustained-release prodrug, providing free PTH in the physiological range over 24 hours
- ✓ Achieves once-daily dosing: NIH clinical trials have demonstrated superiority of continuous infusion > twice daily injections > once daily injections[1-3]

[1] JAMA 1996, 276(8): 631-636
[2] J Clin Endocrinol Metab 1998, 83(10): 3480-3486
[3] J Clin Endocrinol Metab 2013, 88(9): 4214-4220

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# TransCon PTH Designed to Mimic PTH Infusion

| Physiological Effect in Hypoparathyroidism | Oral Calcium and Vitamin D | Natpara Once Daily[1, 2] | PTH Infusion |
|---|---|---|---|
| Increase serum calcium | ✓ | ✓ | ✓ |
| Reduce pill burden | N/A | ✓ | ✓ |
| Normalize urinary calcium excretion | X | X | ✓ |
| Reduce clinical hypercalcemia | X | X | ✓ |
| Reduce clinical hypocalcemia | X | X | ✓ |
| Normalize serum phosphate | X (could worsen) | ✓ (high-normal range) | ✓ |
| Normalize bone turnover | X | X (cortical bone loss) | ✓ |

TransCon PTH is designed to provide continuous exposure of PTH, which is clinically proven to be superior to once or twice daily injections[3]

[1] Natpara Product Label
[2] J Clin Endocrinol Metab 2016, 101(7): 2742-2750
[3] J Clin Endocrinol Metab 2009, 93(9): 3389-3395

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Total PTH [ng/mL] Continuous PTH exposure to the renal tubule ensures the renal calcium-conserving and phosphaturic effects PK profile of TransCon PTH in 3 Cynomolgus monkeys (5 µg/kg) supports infusion-like profile following daily administration Hours 0 4 8 12 16 20 24 28 32 36 40 44 48 0 10 20 30 40 50 60 Infusion-like Profile Confirmed in Primates

TransCon PTH is designed to maintain serum PTH levels in the physiological range, mimicking physiological exposure 1 Simulation based on 100 µg QD Natpara and 70 µg QD TransCon PTH; Simulation of 3 repeat doses of Natpara and TransCon PTH at steady state Physiological Range 10-65 pg PTH(1-84)/mL Natpara Released PTH(1-34) PTH(1-34) [pg/mL] Time [h] PTH(1-84) [pg/mL] 0 20 40 60 80 100 120 0 50 100 150 200 250 300 0 12 24 36 48 60 72 TransCon PTH Modeling1 Designed to Provide Physiological PTH

TransCon PTH in 6 healthy Cynomolgus primates leads to sustained elevation of serum calcium lasting more than 24 hours with low individual variability Dose-dependent Increase of Serum Calcium Ca2+ [mmol/L] TransCon PTH designed to simultaneously provide tight calcemic and phosphatemic control without hyper- or hypocalcemia, and normal urine calcium Hours Normal range in blue 5 µg/kg 1 µg/kg 3.4 3.2 3.0 2.8 2.6 2.4 2.2 2.0 0 4 8 12 16 20 24

TransCon PTH (5µg/kg) compared to PTH(1-84) (70µg/kg) following SC injections in a hypoparathyroidism model (TPTx rats, n=9/group) TransCon PTH normalizes serum calcium in a relevant disease model of hypoparathyroidism Sham surgery TPTx + TransCon PTH 5µg/kg TPTx + Vehicle TPTx + PTH(1-84) 70µg/kg v v v Avg Serum Ca (mmol/L) Hours Post-dosing 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 0 3 12 24 0 12 24 0 3 12 24 Day 1 Day 6 Day 12 v Normalizes Calcium in Hypoparathyroidism Model

TransCon PTH: Highlights Preclinical data demonstrated daily injections of TransCon PTH provides desired target profile of physiological PTH replacement Development risk lowered as TransCon PTH based on parent drug (teriparatide) with clinical proof of principle and proven TransCon technology Planning to rapidly advance development: IND filing expected 2Q 2017 Combined Phase 1 single and multiple ascending dose study in healthy volunteers Pivotal program initiation targeted for 2018 Meaningful clinical differentiation expected on important efficacy and safety advantages compared to Natpara, addressing significant unmet medical need Strong IP position includes composition of matter with expected protection into 2037

Achondroplasia Cathleen L. Raggio MD Orthopedic Director K.O. and A.C. Greenberg Center for Skeletal Dysplasias -Hospital for Special Surgery

Achondroplasia What is it? What causes people to become patients?

Achondroplasia Most common form of non-lethal skeletal dysplasia 1 case per 25,000 births Autosomal dominant inheritance pattern Single gene, AD trait (4p16.3) (gene coding for fibroblast growth factor receptor 3) Advanced paternal age Intelligence is normal Abnormal endochondral bone formation is primary defect

Molecular Pathogenetic Breakdown FGFR3 chromosomal locus 4p16.3 Autosomal Dominant Over 80% of affected individuals are born to average stature parents-random new mutation >99 % of individuals with Achondroplasia have one of two mutations in FGFR3 resulting in Gly380Arg: 98% G>A point mutation at nucleotide 1138 1% G>C point mutation at nucleotide 1138

Endochondral Ossification classes.aces.uiuc.edu/AnSci312/ Bone/Bonelect.htm www.

Clinical Features Short stature Rhizomelic shortening of the arms and folds on limbs Limitation of elbow extension Trident configuration of the hand Genu Varum Exaggerated lumbar lordosis Spinal stenosis ***FORAMEN MAGNUM*** Large head with frontal bossing Most have hydrocephalus-usually communicating Midface hypoplasia

Radiographic findings Metaphyseal dysplasia Narrowing of the interpediculate distance of the spine Notch-like sacroiliac groove Genu varum and ankle varum with relative overgrowth of fibula

Achondroplasia - The person becomes a patient Age birth-2 : Foramen Magnum Stenosis; Thoracolumbar Kyphosis; Hypotonia Age 2-4: ENT-tonsils/adenoids; OM Age 4-8: Social skills/Schooling – adjusting to “average” Age 8: Bowing /Instability of Knees; Limb Lengthening Teens and beyond: Spinal Stenosis

Spinal stenosis Foramen Magnum Cervical Lumbar Thoracolumbar kyphosis Varus deformities of the knees Achondroplasia Orthopedic Concerns

Achondroplasia Diminished size of the foramen magnum May result in a variety of neurologic problems (i.e., cervicomedullary compression, apnea, death) Delayed milestones; handedness; snoring; too floppy

The Foramen Magnum Stenosis Work-up: MRI; Cervical spine X-rays – flexion/ extension Sleep Studies Surgical Decompressions-50%

Achondroplasia - Kyphosis Thoraco-Lumbar Kyphosis is present before walking age but generally improves with ambulation

Achondroplasia - Kyphosis Resolves in 90% of cases: observe prior to ambulation If no resolution after ambulation Brace Candidates for surgery persistent apical wedging kyphosis > 40 degrees after age 5

# Achondroplasia – Kyphosis -Adult

- Thoracolumbar Kyphosis
  - up to 35% incidence
- Kyphosis may be associated with apical wedging at T12 or L1



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Kyphosis - Adults What happens? Loss of bladder/ bowel control Spasticity Loss of walking ability Pain

Achondroplasia - Stenosis Lumbar Stenosis usually occur in late adolescence through early adult-hood posterior decompression without fusion Cervical Stenosis usually occur in early to middle adult years Decompression 80-90% of our patients require one or both

Achondroplasia - Spine Spinal stenosis >50% Thickened laminae Thickened facets Short, thickened pedicles Interpedicular narrowing

Achondroplasia - Stenosis Short, thickened pedicles Interpedicular narrowing

Cervical Stenosis What happens? Loss of hand use Spasticity Difficulty walking Bowel/bladder changes Paralysis

Lumbar Stenosis What happens? Decreased ability to walk Pain Numbness

ADULT-LUMBAR

Achondroplasia - Genu Varum Genu Varum (second major concern) affects at least 50% Etiology more rapid growth of fibula postulated intramembranous growth Osteoarthritis is rare

Achondroplasia - Genu Varum Two treatments proximal Tib-Fib osteotomy proximal or distal fibular epiphysiodesis Bracing is NOT effective INDICATION for SURGERY- PAIN and THRUST /Instability

Achondroplasia - Limb Lengthening Controversial within the LP community Generally begun around age 7 Requires committed patient and family Lower limbs bilateral at same time Upper limb required Surgeries occur over a period of years External fixation or IM magnetic rods

Limb Lengthening

Management Narrowing of the foramen magnum. X-rays: C-spine with flexion/extension views MRI Surgical decompression Thoracolumbar kyphosis Supportive strollers, carrying devices, etc. Bracing if necessary, some patients come to surgery Genu varum (bowed knees)/instability-surgery Lumbar lordosis Spinal stenosis Surgical decompression with fusion Short limbs - Lengthening Surgery

Treatments The goal would be to keep the person from becoming a patient – eliminate the surgeries The goal would be to allow the person freedom and ease in their activities of daily living – hygiene , elevators , stores .

THANK YOU

TransCon CNP: Once-Weekly CNP for Achondroplasia Jonathan Leff, M.D. Chief Medical Officer

Achondroplasia – Not Only a Skeletal Disease Autosomal dominant genetic disorder Patients suffer numerous comorbidities No FDA-approved therapy Only option to improve height is surgical limb lengthening Most common form of human dwarfism Approximately 250,000 patients worldwide1 80% born to average-sized parents Ear infections/sleep apnea Obesity Bowed legs Back/spine/cord compression Cardiovascular complications Dental complications 1 Lancet 2007, 370: 162-172

# Achondroplasia Signaling Defect is Well Understood and CNP Corrects It

- FGFR3 normally negatively regulates chondrocyte growth, and hence bone growth
- Achondroplasia results from a mutation which constitutively activates the FGFR3 receptor
- CNP inhibits FGFR3 pathway promoting proliferation and differentiation of chondrocytes, restoring bone growth

FGFR3 Signaling Pathway[1]


FGF
D1
Heparin-binding
CNP
Ligand-binding
D2
D3
Extracellular
FGFR3
NPR-B
Plasma Membrane
TM
Intracellular
JM
GRB
FRS2
Kinase
Tyr
RAS
cGMP
GTP
RAF
PKG
MEK
STAT
ERK
p38

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[1]Adapted from Current Opin Pediatrics 2010; 22:516-523

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# Achondroplasia Signaling Defect is Well Understood and CNP Corrects It

- FGFR3 normally negatively regulates chondrocyte growth, and hence bone growth
- Achondroplasia results from a mutation which constitutively activates the FGFR3 receptor
- CNP inhibits FGFR3 pathway promoting proliferation and differentiation of chondrocytes, restoring bone growth

FGFR3 Signaling Pathway[1]



FGF
D1
Heparin-binding
D2
Ligand-binding
D3
Extracellular
FGFR3
Plasma Membrane
TM
Intracellular
JM
FRS2
Kinase
Tyr
STAT
GRB
RAS
RAF
MEK
ERK
p38
CNP
NPR-B
cGMP
GTP
PKG
CNP signaling blocks FGFR3 effect

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[1]Adapted from Current Opin Pediatrics 2010; 22:516-523

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CNP Reverses Achondroplasia Phenotype in Animal Models Current Opin Pediatrics 2010; 22:516-523

FGFR3 Activity and CNP Levels Balance Growth Regulation Normal bone growth depends on balanced pathways FGFR3 Activity CNP Levels FGFR3 Activity CNP Levels FGFR3 Activity CNP Levels Tall Stature Short Stature

No FDA-Approved Drug Therapy 1 Biomarin R&D Day, April 2016 Therapeutic Goal: Optimize CNP efficacy with a well tolerated and convenient dosage form Growth hormone therapy minimally effective and does not correct underlying pathology Vosoritide in clinic for achondroplasia; reported promising height velocity data Effects on growth at 12 months with 46-65% improvement from baseline in mean annual growth velocity1 Vosoritide well tolerated, but hypotension observed in 40% of subjects receiving 15 µg/kg/day1 Higher doses may be more effective but hypotension may be dose limiting

# TransCon Technology Offers Potential Solution


CNP
Inactive Prodrug
CNP
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- ✓ Longer CNP half-life
- ✓ Maintain small enough size to allow penetration into growth plates
- ✓ Effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and blood compartment
- ✓ Minimize binding of CNP to the NPR-C receptor to decrease clearance
- ✓ Reduce binding of CNP to the NPR-B receptor to avoid hypotension

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TransCon CNP Weekly Profile Confirmed in Primates PK of TransCon CNP in Cynomolgus monkeys (n=3) Data from ongoing and completed preclinical studies supports weekly dosing in patients with achondroplasia

# TransCon CNP Provides Prolonged Half-life

**Modeling of CNP released[1] from a single dose of TransCon CNP (red) and 7 daily injections of vosoritide (blue)[2]**



ng/ml
100
10
1
0.1
0
24
48
72
96
120
144
168
Time [h]
Vosoritide
TransCon
Released CNP

TransCon CNP is designed to provide exposure for a full week with a low $C_{max}$

[1] Ascendis Pharma; data on file
[2] Simulation based on 100 µg/kg/day vosoritide and 150 µg/kg/week TransCon CNP

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No hypotension or increased heart rate observed in telemetrized cynomolgus monkeys (n=4/group) receiving TransCon CNP BP changes in this study comparable to previous vosoritide study2 No CV Safety Signals Observed for TransCon CNP1 1 “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma. 2 J Pharmacol Exp Ther, 2015; 353, 132–149 Control Systolic arterial pressure (0-1 hr) Average in Peak Change From Predose (mm Hg±SEM) 100 µg/kg Vosoritide 100 µg/kg TransCon CNP 0 -2 -4 -6 -8 -10 -12

# Continuous Infusion More Effective Than Daily[1]


Mouse Growth Study
Right Tibia Length
50 nmol/kg/day (n=9/group)
Right Tibia Length (mm, ±SEM)
21.0
20.0
19.0
18.0
17.0
16.0
Vehicle
Vosoritide SC
Vosoritide Infusion

- Same amount of CNP given as continuous infusion in mice is more efficacious than daily SC injection over 35 days
- Same effect demonstrated for Ascendis‘ CNP peptide

[1] "Vosoritide" refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma.

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# Juvenile Cynomolgus Growth Study Ongoing



Juvenile Cynomolgus Monkeys
TransCon CNP Weekly Dosing
Vosoritide Daily Dosing
Vehicle
• Bone length assessed over 6 months
• Other endpoints/ markers of CNP bioactivity: bone turnover markers, urinary cGMP

- Comparing weekly TransCon CNP to a higher cumulative daily dose of vosoritide
- 6-month data expected in 1Q 2017

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Change From Baseline (mm+SEM) Control TransCon CNP 40µg/kg Weekly Vosoritide 20µg/kg Daily Control TransCon CNP 40µg/kg Weekly Vosoritide 20µg/kg Daily TransCon CNP dose ~one third of vosoritide on a weekly basis Both TransCon CNP and vosoritide demonstrated a trend of bone growth over control-treated monkeys Primate Bone Growth Study Interim 2-month data (n=4) 1 “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma. Juvenile Cynomolgus Growth Study – Interim Data1

# TransCon CNP: Highlights

- ✓ TransCon CNP leverages Ascendis' technology platform to develop a potential best in class product
  - ✓ Once-weekly administration with continuous exposure to CNP
  - ✓ Improved tolerability expected due to low $C_{max}$
- ✓ Prolonged half-life extension and efficacy trend observed in Cynomolgus monkeys
- ✓ Development risk lowered given CNP clinical proof of principle
- ✓ IND filing expected 4Q 2017
- ✓ Phase 1 planned in healthy volunteers to establish tolerable dose range
- ✓ IP portfolio covering TransCon CNP expected into 2037

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Q&A

Building a Leading Rare Disease Company Leverage the validated TransCon technology to create best-in-class products Advance the company’s pipeline of three rare disease endocrinology product candidates: Phase 3 ongoing for TransCon Growth Hormone File INDs for TransCon PTH and TransCon CNP in 2017 Obtain approval expected for at least two products between 2020-2024 Next rare disease therapeutic area to come Identify clinical stage candidate by 2020 Build an integrated commercial business focused on the U.S. market

Thank you

Speaker Biographies Ascendis Pharma R&D Update

Ascendis Pharma R&D Update Barbara Lippe, M.D. is a retired Professor of Pediatrics and Interim Executive Chair of the Department of Pediatrics at the UCLA School of Medicine, Division of Endocrinology. Dr. Lippe trained at the UCSF School of Medicine, completed her pediatric internship and residency at Children’s Hospital in Los Angeles and did a pediatric fellowship at UCLA School of Medicine. She has also worked in industry as the U.S. Medical Director of Pharmacia/Pfizer and as the U.S. Medical Director of Genentech. Dr. Lippe is a past President of the Pediatric Endocrine Society and she has authored over 150 peer reviewed translational and clinical research papers, book chapters, and reviews in pediatric endocrinology with an emphasis on growth, growth hormone, and Turner syndrome.

Ascendis Pharma R&D Update Cathleen L. Raggio, M.D. specializes in general pediatric orthopedics, scoliosis and in the treatment of osteogenesis imperfecta and skeletal dysplasia and is the Co-Director of the Kathryn O. and Alan C. Greenberg Center for Skeletal Dysplasias at Hospital for Special Surgery. Dr. Raggio completed her residency in orthopedic surgery at Hospital for Special Surgery and fellowship in pediatric orthopedic surgery at Alfred I. DuPont Hospital for Children. Dr. Raggio is currently on the OI Foundation’s Medical Advisory Council and has spoken at the biennial National Conferences.

Ascendis Pharma R&D Update Dolores Shoback, M.D. is Professor of Medicine at UCSF and Staff Endocrinologist at the Veterans Affairs Medical Center. She has been an active clinician, researcher and teacher at UCSF since she joined the faculty in 1985. Dr. Shoback is a graduate of the University of Pennsylvania. She received her medical degree from Johns Hopkins University School of Medicine and trained in Internal Medicine at the Johns Hopkins Hospital on the Osler Medical Service. She was a clinical and laboratory research fellow in the Endocrinology/Hypertension Division at Harvard Medical School/Brigham and Women’s Hospital before joining the faculty of the University of California, San Francisco and establishing her laboratory within the Endocrine Research Unit of the San Francisco Department of Veterans Affairs Medical Center. She has been Program Director (1996-2007) and is currently Associate Director of the Diabetes, Endocrinology and Metabolism Fellowship Training Program at UCSF (2008-present). Her areas of research interests are in the control of parathyroid hormone secretion and parathyroid hormone action in target tissues and the regulation of bone and mineral metabolism by calcium-sensing receptors. In clinical care, she is an expert in metabolic bone disease, parathyroid disorders and in vitamin D metabolism.